Exhibit 21
SUBSIDIARIES
Name	Jurisdiction of Formation

CyberOptics Ltd.	United Kingdom

CyberOptics Holdings Ltd.	United Kingdom

CyberOptics (Singapore) Pte. Ltd	Singapore

CyberOptics (China) Co., Ltd.	People’s Republic of China

CyberOptics Taiwan Branch	Taiwan

Cybe Malaysia Sdn. Bhd.	Malaysia